FORM 6-K

U.S.SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2006.

Total number of pages: 18

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006 (Unaudited)
(FROM APRIL 1, 2006 TO JUNE 30, 2006) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED

JUNE 30, 2006 (Unaudited)

(FROM APRIL 1, 2006 TO JUNE 30, 2006)

CONSOLIDATED

Released on July 27, 2006

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Scope of consolidation and application of the equity method

(1) The Number of consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries:	95
Number of affiliates accounted for by the equity method:	5

(2) Change in scope of consolidation and application of equity method

  a) Changes from March 31, 2006

Number of subsidiaries newly included in consolidation:	1
Number of subsidiaries excluded from consolidation:	0
Number of affiliates newly accounted for by the equity method:	0
Number of affiliates excluded from accounted for by the equity method:	0

  b) Changes from June 30, 2005

Number of subsidiaries newly included in consolidation:	7
Number of subsidiaries excluded from consolidation:	2
Number of affiliates newly accounted for by the equity method:	1
Number of affiliates excluded from accounted for by the equity method:	0

2. Financial highlights

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	For the three months ended June 30,		Year ended March 31,
	2006	2005	2006
Net sales	¥145,819	¥122,499	¥536,858
Percent change from the previous period (1)	19.0%	9.1%	10.5%
Operating income	15,034	9,602	53,426
Percent change from the previous period (1)	56.6%	(12.9)%	(0.4)%
Income before income taxes and minority interests	14,028	11,959	64,378
Percent change from the previous period (1)	17.3%	(12.0)%	12.4%
Net income	8,849	8,794	40,949
Percent change from the previous period (1)	0.6%	3.4%	22.4%
Net income per share –basic	¥61.19	¥61.59	¥285.47
Net income per share- diluted	¥59.45	¥59.17	¥275.05

Notes’

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

144,626,997 shares for the three months ended June 30, 2006

142,782,436 shares for the three months ended June 30, 2005 (after an adjustment to reflect the effect of the stock split discussed below)

143,444,914 shares for the year ended March 31, 2006

3. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore the per-share amounts of basic and diluted net income for the three months ended June 30, 2005 have been accordingly adjusted to reflect the effect of the stock split. The per-share amounts of basic and diluted net income for the three months ended June 30, 2005 before the adjustments were ¥123.18, and ¥118.33, respectively.

Qualitative Information Regarding Consolidated Business Results

In the first quarter, ended June 30, 2006 (“the quarter”), Nidec’s core business, spindle motors for hard disk drives and other small precision motors, continued to show the strength it displayed in the previous fiscal year. The performance of group companies in the mid-size motor, machinery, and electronic and optical component businesses made steady overall improvement in the quarter, compared to the flat results in the previous fiscal year. As a result, net sales in every business segment showed double-digit growth year-on-year, bringing consolidated net sales up 19%, and consolidated operating income up 57%.

Net sales for the quarter were ¥145,819 million, a year-on-year increase of approximately ¥23,300 million (19.0%). Operating income was ¥15,034 million, a year-on-year increase of approximately ¥5,400 million (56.6%). During the previous first quarter of fiscal 2005, a bad debt loss of over ¥1,000 million deriving from the bankruptcy of Agfa Photo GmbH hurt operating income. Income before provision for income taxes increased approximately ¥2,100 million in the quarter to ¥14,028 million, and net income rose ¥55 million to ¥8,849 million.

Net sales by business segment were as below.

In the small precision motor business segment, net sales increased approximately ¥9,400 million (14.9%) year-on-year to ¥72,101 million. The high level of demand for spindle motors for hard disk drives (“HDD motors”) seen in the second half of last fiscal year continued into the quarter. Shipments in the quarter was up 19% in comparison to the first quarter of the previous fiscal year, and the sales amount showed a substantial rise of approximately 22%. Sales prices on a yen basis rose an average of over 2%. However, with the decline in the value of the yen of approximately 6%, sales prices on a U.S. dollar basis declined almost 4%. Despite the continued high rate of growth in sales of 2.5-inch HDD motors and increased average sales price on a yen basis, the softening of prices on a dollar basis for smaller-than 1.8-inch HDD motors and 3.5-inch HDD motors appears to have caused the decline in sales prices noted above. Net sales of other DC motors settled for an 8.5% increase due to a contraction of approximately 17% in sales of brushless DC motors made by group companies, most notably at Nidec Sankyo Corporation, which produces about one-third of the group’s brushless DC motors. In this category, Nidec and its direct-line subsidiaries have shown continuous high growth of over 25% in sales, and over 14% in shipments. Net sales of brushless DC fans increased 3% on shipments 13% larger than the previous first quarter.

Net sales in the mid-size motor business segment were ¥11,672 million, showing the highest growth rate in recent years with an increase of approximately ¥2,300 million (about 24%) year-on-year. This was due to the fact that sales of motors for automobiles expanded, as did sales of motors for home appliances and industrial use. Among motors for home appliances, shipments of motors for air conditioners were particularly strong.

In the machinery business segment, net sales increased approximately ¥6,200 million (about 39%) to ¥22,166 million. Shipments of Nidec Sankyo’s liquid-crystal-display transfer robots remained healthy, at the same time demand resulting from flourishing capital investment brought growth in sales at Nidec-Read Corporation, Nidec-Kyori Corporation, and Nidec-Shimpo Corporation. Sales also grew in the field of semiconductor production equipment, precision measurement equipment and other equipment at Nidec Copal Corporation and Nidec Tosok Corporation, which had been sluggish in the previous fiscal year.

Net sales in the electronic and optical components business segment were ¥33,679 million, up by approximately 4,900 million (about 17%) in comparison to the same period of the previous fiscal year. Sales of Nidec Copal’s camera shutters, plastic lens units, and backlights marked a significant 62% increase. Meanwhile sales of Nidec Copal Electronics’s various electronic components rose approximately 7%. However, sales of Nidec Sankyo’s optical pick-up units decreased, showing a year-on-year decline of approximately 4%.

Net sales in the “other” business segment increased approximately 700 million (about 12%) to ¥6,201 million over the previous first quarter. Sales of HDD pivot assemblies manufactured by Nidec Singapore Pte. Ltd. increased ¥450 million (approximately 70%) year-on-year. Sales of auto parts produced by Nidec Tosok, which represent approximately 70% of this segment’s mix, settled for a slight increase by sluggish demand from major customers.

Operating income for the quarter surged approximately ¥5,400 million (approximately 57%) to ¥15,034 million, with all business segments reporting growth in operating income. The operating income ratio for the quarter was 10.3%, the first time that the operating income ratio for the three-month period of a fiscal year has ever exceeded 10%.

Operating income in the small precision motor business segment increased over ¥1,600 million in the quarter to ¥9,130 million. The operating income ratio was approximately 12.7%, an improvement of 0.7 percentage points over the first quarter of the previous fiscal year, despite halved shipments and sales of high-profit sub-1.8-inch HDD motors, specifically 1.0-inch lines.

The mid-size motors business segment returned to profitability in the first quarter, posting approximately ¥250 million in operating income, following an operating loss of approximately ¥600 million in the first quarter of last fiscal year. The Company worked to absorb the rising raw-materials costs that adversely affected the profitability of this segment’s motors for both home appliance and industrial applications in the previous fiscal year. Also, the effects of production rationalization accruing from the shift of manufacturing to China became apparent. Strong sales of motors for air conditioners, a seasonal product, also contributed to the improved profitability and the recovery in operating income in this segment.

Operating income in the machinery business segment was ¥4,059 million, a year-on-year increase of approximately ¥2,500 million. However, part of that apparent increase resulted from the fact that last fiscal year Nidec Copal had bad debt expenses of approximately ¥1,000 million in connection with the bankruptcy of Agfa Photo leaving approximately ¥1,500 million of the increase attributable to substantial business growth. Most of the increase came from Nidec Sankyo’s robot and card reader businesses. Higher sales at Nidec-Read, Nidec-Shimpo, and Nidec-Kyori also contributed to the profit growth.

The electronic and optical components business segment posted ¥1,930 million in operating income, an increase of over ¥300 million in comparison with the previous first quarter. In the previous first quarter, the market adjusted inventories and caused a decline in sales of Nidec Copal’s camera shutters, plastic lens units and backlight units. In contrast, during the quarter, demand bounced back to boost sales of these products. A higher production yield of Nidec Copal’s new plastic lens units contributed to an improvement in profitability. An improved production yield of Nidec Sankyo’s optical pick-up units also contributed to profit growth in this business segment.

Operating income in the “other” business segment was ¥689 million, a year-on-year improvement of approximately ¥200 million.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	As of June 30,		As of March 31,
	2006	2005	2006
Total assets	¥563,170	¥496,498	¥565,970
Shareholders’ equity	266,810	215,525	263,659
Shareholders’ equity to total assets	47.4%	43.4%	46.6%
Shareholders’ equity per share	¥1,844.78	¥1,509.40	¥1,823.12

Note:

1. Number of shares issued and outstanding at end of period (consolidated):

144,629,540 shares at June 30, 2006

142,787,660 shares at June 30, 2005 (after an adjustment to reflect the effect of the stock split discussed below)

144,619,182 shares at March 31, 2006

2. The per-share amounts of shareholders’ equity as of June 30, 2005 have been accordingly adjusted to reflect the effect of the stock split. The per-share amounts of shareholders’ equity as of June 30, 2005 before the adjustments were ¥3,018.81.

Consolidated Results of Cash Flows

	Japanese yen (Millions )
	As of June 30,		As of March 31,
	2006	2005	2006
Net cash provided by operating activities	¥16,196	¥9,792	¥55,932
Net cash used in investing activities	(13,002)	(9,646)	(43,975)
Net cash used in financing activities	(9,816)	112	5,344
Cash and cash equivalents at end of period	¥84,571	¥71,336	¥92,079

Qualitative information on the financial conditions (consolidated)

As for the changes in the balance sheet, total assets decreased by approximately ¥2,800 million from the end of the previous fiscal year as of March 31, 2006. Cash and cash equivalents decreased by approximately ¥7,500 million, however, inventory, tangible assets and goodwill approximately increased by ¥1,100 million, ¥2,300 million and ¥1,500 million, respectively. For liabilities, short-term borrowings and current portion of long-term debt decreased by approximately ¥6,500 million. Though trade notes and accounts payable increased by approximately 2,900 million, long-term liabilities decreased by approximately ¥600 million.

Shareholders’ equity increased by approximately ¥3,200 million. Shareholders’ equity at the end of the quarter was ¥266,810 million and equity ratio improved to 47.4% from 46.6% at the end of the previous quarter.

Overview of Cash Flow

The balance of cash and cash equivalents at the end of the quarter was ¥84,571 million, a decrease of ¥758 million from the end of the previous year as of March 31, 2006.

“Cash flow from operating activities” was ¥16,196 million. Net income, depreciation expenses and minority interests in total increased by approximately ¥17,300 million from the previous year as of March 31, 2006. Main expenditure is an increase of inventory by approximately ¥2,300 million.

“Cash flow from investing activities,” cash outflow was ¥13,002 million. Out of which, payments for capital investment were approximately ¥10,500 million. In addition, investment in subsidiaries were approximately ¥2,000 million.

“Cash flow from financing activities,” cash outflow was ¥9,816 million. The decrease of short-term borrowings was approximately ¥3,700 million and the repayment of long-term debt was approximately ¥2,400 million. Dividends paid was approximately ¥2,900 million.

Qualitative information on financial forecasts (consolidated)

Financial forecasts for the year ending March 31, 2007 remain unchanged from the previous ones released on April 25, 2006.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

Consolidated balance sheets- Assets

	Yen in millions
	June 30, 2006		March 31, 2006		Inc or Dec	June 30, 2005
Current assets:
Cash and cash equivalents	¥84,571		¥92,079		¥(7,508)	¥71,336
Trade notes receivable	16,684		15,740		944	17,223
Trade Accounts receivable	127,049		127,998		(949)	112,743
Inventories:
Finished goods	26,894		25,924		970	21,138
Raw materials	14,383		14,145		238	14,047
Work in process	15,732		16,662		(930)	14,104
Project in progress	1,257		893		364	855
Supplies and other	3,317		2,850		467	3,571
Prepaid expenses and other current assets	15,917		15,256		661	13,990
Total	305,804	54.3%	311,547	55.0%	(5,743)	269,007	54.2%

Investments and loan receivable:
Marketable securities and other securities investments	19,990		21,328		(1,338)	18,254
Investments in and advances to affiliates	3,120		2,868		252	2,095
Total	23,110	4.1	24,196	4.3	(1,086)	20,349	4.1

Property, plant and equipment:
Land	35,821		36,088		(267)	31,838
Buildings	89,243		89,039		204	80,460
Machinery and equipment	208,329		210,108		(1,779)	185,201
Construction in progress	12,053		8,780		3,273	6,896
Sub-total	345,446	61.3	344,015	60.8	1,431	304,395	61.3
Less - Accumulated depreciation	(166,967)	(29.6)	(167,787)	(29.6)	820	(150,423)	(30.3)
Total	178,479	31.7	176,228	31.2	2,251	153,972	31.0

Goodwill	45,720	8.1	44,266	7.8	1,454	40,725	8.2
Other non-current assets	10,057	1.8	9,733	1.7	324	12,445	2.5

Total assets	¥563,170	100.0%	¥565,970	100.0%	¥(2,800)	¥496,498	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	June 30, 2006		March 31, 2005		Inc or Dec	June 30, 2005
Current liabilities:
Short-term borrowings	¥39,342		¥43,621		¥(4,279)	¥32,504
Current portion of long-term debt	2,407		4,647		(2,240)	9,369
Trade notes and accounts payable	111,987		109,053		2,934	98,300
Other current liabilities	26,725		28,809		(2,084)	26,251
Total	180,461	32.1%	186,130	32.9%	(5,669)	166,424	33.5%

Long-term liabilities:
Long-term debt	32,193		32,134		59	35,394
Accrued pension and severance costs	9,632		9,704		(72)	10,125
Other long-term liabilities	10,750		11,365		(615)	13,377
Total	52,575	9.3	53,203	9.4	(628)	58,896	11.9

Total liabilities	233,036	41.4	239,333	42.3	(6,297)	225,320	45.4
Minority interest in consolidated subsidiaries	63,324	11.2	62,978	11.1	346	55,653	11.2

Shareholders’ equity:
Common stock	65,669	11.7	65,649	11.6	20	61,720	12.4
Additional paid-in capital	68,264	12.1	68,240	12.1	24	64,339	13.0
Retained earnings	132,291	23.5	126,334	22.3	5,957	95,967	19.3
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(2,138)		(75)		(2,063)	(8,936)
Unrealized gains on securities	3,082		3,863		(781)	2,647
Minimum pension liability adjustment	(115)		(115)		-	(56)
Total comprehensive income (loss)	829	0.1	3,673	0.6	(2,844)	(6,345)	(1.3)
Treasury stock, at cost	(243)	(0.0)	(237)	(0.0)	(6)	(156)	(0.0)
Total shareholders’ equity	266,810	47.4	263,659	46.6	3,151	215,525	43.4

Total liabilities and shareholders’ equity	¥563,170	100.0%	¥565,970	100.0%	¥(2,800)	¥496,498	100.0%

Consolidated statements of income

	Yen in millions
	Three months ended June 30,				Increase or		For the year ended
	2006		2005		Decrease		March 31, 2006
Net sales	¥145,819	100.0%	¥122,499	100.0%	¥23,320	19.0%	¥536,858	100.0%
Cost of products sold	111,956	76.8	94,602	77.3	17,354	18.3	413,012	76.9
Selling, general and administrative expenses	11,216	7.7	11,293	9.2	(77)	(0.7)	41,188	7.7
Research and development expenses	7,613	5.2	7,002	5.7	611	8.7	29,232	5.4
Operation expenses	130,785	89.7	112,897	92.2	17,888	15.8	483,432	90.0
Operating income	15,034	10.3	9,602	7.8	5,432	56.6	53,426	10.0

Other income (expense):
Interest and dividend income	562		318		244		1,664
Interest expenses	(486)		(166)		(320)		(1,362)
Foreign exchange gain (loss), net	(944)		2,224		(3,168)		7,866
Gain (loss) from derivative instruments, net	6		(24)		30		75
Gain (loss) from marketable securities, net	208		31		177		3,869
Other, net	(352)		(26)		(326)		(1,160)
Total	(1,006)	(0.7)	2,357	1.9	(3363)	(142.7)	10,952	2.0
Income before provision for income taxes	14,028	9.6	11,959	9.7	2,069	17.3	64,378	12.0
Provision for income taxes	(3,128)	(2.1)	(2,344)	(1.9)	(784)	33.4	(15,213)	(2.9)
Income before minority interest and equity in earnings of affiliated companies	10,900	7.5	9,615	7.8	1,285	13.4	49,165	9.1
Minority interest in income (loss) of consolidated subsidiaries	2,053	1.4	817	0.6	1,236	151.3	8,170	1.5
Equity in net (income) loss of affiliated companies	(2)	(0.0)	4	0.0	(6)	(150.0)	46	0.0
Net income	¥8,849	6.1%	¥8,794	7.2%	¥55	0.6%	¥40,949	7.6%

Consolidated statements of shareholders’ equity and comprehensive income (loss)

For the three months ended June 30, 2006

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2006	144,661,292	¥65,649	¥68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				8,849			8,849
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,063)		(2,063)
Unrealized losses on securities, net of reclassification adjustment					(781)		(781)
Minimum pension liability adjustment					-		-
Total comprehensive income							6,005
Dividends paid				(2,892)			(2,892)
Exercise of stock option	11,000	20	24				44
Purchase of treasury stock						(6)	(6)
Balance at June 30, 2006	144,672,292	¥65,669	¥68,264	¥132,291	¥829	¥(243)	¥266,810

For the three months ended June 30, 2005

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2005	142,504,926	¥61,180	¥63,799	¥88,954	¥(6,745)	¥(148)	¥207,040
Comprehensive income:
Net income				8,794			8,794
Other comprehensive income (loss):
Foreign currency translation adjustments					530		530
Unrealized losses on securities, net of reclassification adjustment					(130)		(130)
Minimum pension liability adjustment					-		-
Total comprehensive income							9,194
Dividends paid				(1,781)			(1,781)
Conversion of convertible debt	289,452	492	492				984
Exercise of stock option	25,800	48	48				96
Purchase of treasury stock						(8)	(8)
Balance at June 30, 2005	142,820,178	¥61,720	¥64,339	¥95,967	¥(6,345)	¥(156)	¥215,525

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the period ended June 30,	For the period ended June 30,	Year ended March 31,
	2006	2005	2006
Cash flows from operating activities:
Net income	¥8,849	¥8,794	¥40,949
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,363	5,527	26,626
Loss (gain) on sales and disposal of fixed assets	191	8	123
Minority interest in income of consolidated subsidiaries	2,053	817	8,170
Equity in net income of affiliated companies	(2)	4	46
Foreign currency adjustments	578	(1,431)	(4,237)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(799)	(269)	(9,806)
Decrease (increase) in inventories	(2,335)	(3,763)	(10,256)
Increase (decrease) in notes and accounts payable	4,314	3,307	7,943
Increase (decrease) in accrued income taxes	(4,087)	(2,592)	601
Other	1,071	(610)	(4,227)
Net cash provided by operating activities	16,196	9,792	55,932
Cash flows from investing activities:
Additions to property, plant and equipment	(10,514)	(10,926)	(43,185)
Proceeds from sales of property, plant and equipment	88	255	1,505
Purchases of marketable securities	0	(2)	(329)
Proceeds from sales of marketable securities	378	63	4,083
Investments in and advances to affiliates	11	-	-
Payments for additional investments in subsidiaries	(2,026)	(97)	(5,283)
Other	(939)	1,061	(766)
Net cash used in investing activities	(13,002)	(9,646)	(43,975)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(3,697)	3,300	13,080
Proceeds from issuance of long-term debt	-	-	100
Repayments of long-term debt	(2,351)	(562)	(3,130)
Proceeds from issuance of new shares	40	96	454
Dividends paid	(2,892)	(1,781)	(3,569)
Other	(916)	(941)	(1,591)
Net cash (used in) provided by financing activities	(9,816)	112	5,344

Effect of exchange rate changes on cash and cash equivalents	(886)	967	4,667
Net increase (decrease) in cash and cash equivalents	(7,508)	1,225	21,968
Cash and cash equivalents at beginning of period	92,079	70,111	70,111
Cash and cash equivalents at end of the first quarter	¥84,571	¥71,336	¥92,079

Segment information

1) Operating Segment Information

	Yen in millions
	Three months ended June 30, 2006		Three months ended June 30, 2005		Increase or decrease
Net sales:
Nidec Corporation	¥42,961	17.0%	¥40,361	18.0%	¥2,600	6.4%
Nidec Electronics (Thailand) Co., Ltd.	18,974	7.5	16,969	7.6	2,005	11.8
Nidec (Zhejiang) Corporation	4,713	1.9	4,276	1.9	437	10.2
Nidec (Dalian) Limited	12,057	4.8	11,855	5.3	202	1.7
Nidec Singapore Pte. Ltd.	14,183	5.6	14,725	6.6	(542)	(3.7)
Nidec (H.K.) Co., Ltd.	8,224	3.3	5,905	2.6	2,319	39.3
Nidec Philippines Corporation	10,680	4.2	6,610	2.9	4,070	61.6
Nidec Sankyo Corporation	21,899	8.7	20,234	9.0	1,665	8.2
Nidec Copal Corporation	16,815	6.7	11,317	5.0	5,498	48.6
Nidec Tosok Corporation	5,586	2.2	5,405	2.4	181	3.3
Nidec Copal Electronics Corporation	5,828	2.3	5,632	2.5	196	3.5
Nidec Shibaura Corporation	4,415	1.7	4,567	2.0	(152)	(3.3)
Nidec-Shimpo Corporation	3,132	1.2	2,768	1.2	364	13.2
Nidec Nissin Corporation.	2,782	1.1	3,290	1.5	(508)	(15.4)
All others	80,343	31.8	70,699	31.5	9,644	13.6
Sub-total	252,592	100.0%	224,613	100.0%	27,979	12.5
Adjustments and eliminations	(106,773)	-	(102,114)	-	(4,659)	-
Consolidated total	¥145,819	-	¥122,499	-	¥23,320	19.0%

	Yen in millions
	Three months ended June 30, 2006		Three months ended June 30, 2005		Increase or decrease
Operating income:
Nidec Corporation	¥2,488	16.0%	¥1,921	18.0%	¥567	29.5%
Nidec Electronics (Thailand) Co., Ltd.	2,599	16.7	2,082	19.5	517	24.8
Nidec (Zhejiang) Corporation	6	0.0	32	0.3	(26)	(81.3)
Nidec (Dalian) Limited	1,012	6.5	845	7.9	167	19.8
Nidec Singapore Pte. Ltd.	414	2.7	216	2.0	198	91.7
Nidec (H.K.) Co., Ltd.	82	0.5	90	0.8	(8)	(8.9)
Nidec Philippines Corporation	693	4.5	39	0.4	654	1,676.9
Nidec Sankyo Corporation	2,429	15.6	1,648	15.4	781	47.4
Nidec Copal Corporation	667	4.3	212	2.0	455	214.6
Nidec Tosok Corporation	348	2.2	(254)	(2.4)	602	-
Nidec Copal Electronics Corporation	812	5.2	905	8.5	(93)	(10.3)
Nidec Shibaura Corporation	66	0.4	(8)	(0.1)	74	-
Nidec-Shimpo Corporation	261	1.7	86	0.8	175	203.5
Nidec Nissin Corporation.	123	0.8	194	1.9	(71)	(36.6)
All others	3,553	22.9	2,664	25.0	889	33.4
Sub-total	15,553	100.0%	10,672	100.0%	4,881	45.7
Adjustments and eliminations	(519)	-	(1,070)	-	551	-
Consolidated total	¥15,034	-	¥9,602	-	¥5,432	56.6%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

SUPPORT DOCUMENTATION (Three months ended June 30, 2006)

(1) Business Segment Information

	Japanese yen (Millions)
	Three months ended June 30, 2006
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥72,101	¥11,672	¥22,166	¥33,679	¥6,201	¥145,819	¥(-)	¥145,819
Intersegment	36	35	3,010	150	1,082	4,313	(4,313)	-
Total	72,137	11,707	2,5176	33,829	7,283	150,132	(4,313)	145,819
Operating expenses	63,007	11,461	21,117	31,899	6,594	134,078	(3,293)	130,785
Operating income	¥9,130	¥246	¥4,059	¥1,930	¥689	¥16,054	¥(1,020)	¥15,034

	Japanese yen (Millions)
	Three months ended June 30, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥62,745	¥9,420	¥16,002	¥28,806	¥5,526	¥122,499	¥(-)	¥122,499
Intersegment	59	21	3,519	168	812	4,579	(4,579)	-
Total	62,804	9,441	19,521	28,974	6,338	127,078	(4,579)	122,499
Operating expenses	55,318	10,042	17,960	27,379	5,840	116,539	(3,642)	112,897
Operating income	¥7,486	¥(601)	¥1,561	¥1,595	¥498	¥10,539	¥(937)	¥9,602

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment

	Yen in millions
	Three months ended June 30, 2006		Three months ended June 30, 2005		Increase or decrease
Japan	¥82,226	56.4%	¥68,543	56.0%	¥13,683	20.0%
America	1,943	1.3	1,998	1.6	(55)	(2.8)
Singapore	16,568	11.4	17,262	14.1	(694)	(4.0)
Thailand	16,097	11.0	11,909	9.7	4,188	35.2
Philippines	2,742	1.9	1,694	1.4	1,048	61.9
China	8,661	5.9	6,560	5.4	2,101	32.0
Other	17,582	12.1	14,533	11.8	3,049	21.0
Total	¥145,819	100.0%	¥122,499	100.0%	¥23,320	19.0%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region

	Yen in millions
	Three months ended June 30, 2006		Three months ended June 30, 2005		Increase or decrease
North America	¥4,128	2.8%	¥4,722	3.8%	¥(594)	(12.6)%
Asia	90,929	62.4	74,842	61.1	16,087	21.5
Other	5,509	3.8	4,643	3.8	866	18.7
Overseas sales total	100,566	69.0	84,207	68.7	16,359	19.4
Japan	45,253	31.0	38,292	31.3	6,961	18.2
Consolidated total	¥145,819	100.0%	¥122,499	100.0%	¥23,320	19.0%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.